October 7, 2020

BY EDGAR

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-0405

Ecopetrol S.A.

Form 20-F for Fiscal Year Ended December 31, 2019

Filed April 1, 2020

File No. 001-34175

Dear Ms. Sandra Wall and Mr. Karl Hiller:

Ecopetrol S.A. (the “Company”) has received a comment letter dated September 9, 2020 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2019 (the “Form 20-F”) filed on April 1, 2020. On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F for the Fiscal Year ended December 31, 2029

General, Page 1

1.	We have identified various disclosure concerns pertaining to your oil and gas exploration and producing activities based on the requirements of Subpart 1200 of Regulation S-K, pursuant to Instruction 2 to Item 4 of Form 20-F, and FASB ASC 932, pertaining to the supplemental information provided in Note 34 to your financial statements.

Please submit along with your response to each comment in this letter the incremental disclosures or revisions that you propose to address these concerns.

Response:

In response to the Staff’s comment, the Company confirms that it included below the incremental disclosures or revisions it proposes to address the Staff’s concern relating to the requirements of Subpart 1200 of Regulation S-K.

Business Overview

Exploration and Production

Exploration Activities in Colombia, page 12

2.	Tell us how the number of exploratory wells drilled during 2019 as mentioned in the narrative on page 12 reconcile to the number of exploratory wells shown in the accompanying tabulation for this period.

Response:

In response to the Staff’s comment, please find below a reconciliation of the narrative on page 12 of the Form 20-F with the accompanying tabulation for the period. The Company advises the Staff that it will revise its future filings to provide a similar reconciliation.

Cra. 13 No. 36-24, Bogota, D.C. Colombia

(571)2344000

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 2

On page 12 of the Form 20-F, the drilling of 19 wells in Colombia was reported, which can be itemized as follows:

i.	16 wells reflected in “Table 4 - Exploratory Drilling in Colombia”, were classified as either “Productive” or “Dry.” This counts in “Total Owned and Operated by Ecopetrol”, “Total Operated by Partner in Joint Venture”, “Total Sole Risk” by Ecopetrol S.A and “Total Gross Exploratory Wells” by Hocol. Furthermore, net exploratory wells were calculated according to the Company’s percentage of ownership in these wells.
ii.	Three wells as of December 31, 2019 were under evaluation waiting for testing operations (the Bullerengue SW-1, Merecumbe-1 and Aguas Blancas-11 wells) and as such, they were not included in the tabular presentation.

Production Activities

Crude Oil Production, page 17

3.	Expand your disclosure of crude oil production on pages 17, 22 and 24, to present the production figures based on final product sold, e.g., in terms of crude oil/condensate and separately of natural gas liquids, consistent with your disclosure of the proved reserves relating to these individual products. This comment also applies to your disclosure of the average sales prices by final product sold on page 102. Refer to Items 1204(a) and 1204(b)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company did not present production figures based on final product sold or average sales prices by final product sold, because the production that translated into sales of condensate and natural gas liquids represented less than 1% of the Company’s consolidated sales for the periods presented in the Form 20-F. The Company will revise its future filings to clarify in a footnote to the relevant table that such sales are immaterial and will include the requested breakdown if such sales become material.

4.	Expand your disclosure of natural gas production using barrels of oil equivalent on pages 19, 22, and 25, to present the production figures based on final product sold, e.g. in terms of standard cubic feet, consistent with the units of measurement used in your disclosure of natural gas reserves. This comment also applies to your disclosure of the average sales prices of natural gas sold on page 102. Refer to Items 1204(a) and 1204(b)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the tables below present the requested natural gas production tables on pages 19, 22 and 25 and the average sales prices of natural gas sold on page 102 in standard cubic feet. The Company advises the Staff that it will revise its future filings to present its natural gas production and average prices in standard cubic feet.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 3

Table 9 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia
	For the year ended December 31,
	2019	2018	2017
		(mcfpd)
COLOMBIA
Central Region
1) La Cira – Infantas	0.67	0.91	0.86
2) Provincia	4.96	7.30	9.18
3) Yarigui	2.44	2.39	2.74
4) Gibraltar	31.85	34.94	36.37
5) Other	8.82	10.20	10.89
Total Central Region	48.74	55.75	60.02
Orinoquía Region
1) Cupiagua	196.08	153.73	144.15
2) Cusiana	164.67	159.89	141.47
3) Other	8.77	9.41	5.93
Total Orinoquía Region	369.52	323.02	291.56
Southern Region
1) Huila Area(1)	0.41	0.68	0.51
2) Tello	0.42	0.63	1.25
3) Other	0.21	0.23	0.80
Total Southern Region	1.04	1.54	2.57
Associated Operations
1) Guajira	102.16	131.21	154.41
2) Piedemonte(2)	57.50	55.46	43.78
3) Other	3.42	4.62	7.81
Total Associated Operations	163.08	191.29	206.00
Total Natural Gas Production (Colombia)	582.39	571.60	560.14

______________________________________

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas, since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. The Company’s sales of natural gas liquids represented less than 1% of the Company’s consolidated sales for the periods presented in the Form 20-F.

(1)	In the Southern Region, some assets that were previously part of the Huila area were reclassified as Other.
(2)	In respect of our annual reports on form 20-F for the years ended December 31, 2018 and 2017, the Pidemonte and Nare Fields were included in “other” in years 2018 and 2017, whereas for this annual report, these fields are reported separately, and the figures for 2017 and 2018 have been adjusted.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 4

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2019	2018	2017
	(mcfpd)(1)
Hocol
Joint venture operation	11.4	9.1	3.4
Direct operation	38.2	33.6	29.6
Total Hocol	49.6	42.8	33.1
Equion
Joint venture operation	-	1.1	1.1
Direct operation	23.4	22.2	20.9
Total Equion	23.4	23.3	21.9
Production Tests	-	-	-
Total Natural Gas Production (Subsidiaries in Colombia)	73.0	66.1	55.0

__________________________________

(1)	Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas, since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquid~~s~~. The Company’s sales of natural gas liquids represented less than 1% of the Company’s consolidated sales for the periods presented in the Form 20-F.

Table 19 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2019	2018	2017
	(mcfpd)
PERU
Savia Perú	3.99	2.9	3.4
UNITED STATES OF AMERICA
Ecopetrol America Inc.	10.26	10.3	11.4
Rodeo Midland Basin LLC(2)	0	N.A	N.A
Total average daily natural gas production (International)	14.3	13.1	14.8

________________________

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas, since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquid~~s~~. The Company’s sales of natural gas liquids represented less than 1% of the Company’s consolidated sales for the periods presented in the Form 20-F.

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.
(2)	In 2019, Ecopetrol S.A. through its wholly owned subsidiary, Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 5

Table 51 – Crude Oil and Natural Gas Average Prices and Costs

	For the year ended December 31,
	2019	2018	2017
Crude Oil Average Sales Price (U.S. dollars per barrel)(1)	58.6	63.2	47.8
Crude Oil Average Sales Price (COP$ per barrel)(1)	192,262	187,845	141,175
Natural Gas Average Sales Price (U.S. dollars per mcfpd)	4.2	3.9	4.0
Natural Gas Average Sales Price (COP$ per mcfpd)	13,966	11,741	11,740
Aggregate Average Unit Production Costs (U.S. dollars per boe)(2)	8.92	9.40	8.02
Aggregate Average Unit Production Cost (COP$ per boe)(2)	29,275	27,782	23,684
Aggregate Average Lifting Costs (U.S. dollars per boe)(3)(4)(5)	8.56	8.66	7.65
Aggregate Average Lifting Costs (COP$ per boe)(3)(4) (5)	28,100	25,614	22,585

________________________________________

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

(1)	Corresponds to our average sales price on a consolidated basis.
(2)	Unit production costs correspond to consolidated average costs on total production volumes net of royalties. Production costs do not include costs related to transport, commercialization and administrative expenses.
(3)	Lifting costs per barrel are calculated based on total production (excluding production tests and discovered undeveloped fields), which are net of royalties, and correspond to our lifting costs on a consolidated basis.
(4)	The cost indicator is calculated by using the cost of production (does not include costs related to hydrocarbons consumption by Ecopetrol in the production process, such as by our refineries and natural gas liquid plants) and dividing by the net produced volume (excluding royalties) as the denominator.
(5)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Savia Perú and Equion.

Development Wells, page 20

5.	Refer to the definition of a drilled well in Item 1205(b)(4) of Regulation S-K, and tell us if the figures for the wells in the tabular presentations on pages 20, 23, and 25 are limited to wells that were drilled and completed during each fiscal year presented.

To the extent that the figures shown include wells that were drilled, e.g. “reached total depth,” but were not otherwise completed during the year, revise your disclosure to comply with Item 1205(a)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company advises the Staff that its disclosures on pages 20, 23 and 25 only included wells that were drilled and completed.

The Company will revise its future filings to include a footnote clarifying that the tables include only wells that were drilled and completed as set forth as footnote (1) in the tables included in the Company’s Response to Comment #6 below.

6.	Expand your disclosures on pages 20, 23, and 25, to clarify whether all of the development wells shown are productive wells. If these disclosures combine productive and dry wells, or exclude dry wells, revise your disclosure to separately quantify the net number of dry wells. Refer to Items 1205(a)(2), 1205(b)(1), and 1205(b)(2) of Regulation S-K.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 6

Response:

In response to the Staff’s comment, the tables below have been revised to separate productive wells from dry wells. In analyzing this data, the Company would like to highlight that 13 wells were incorrectly reported as productive wells in 2017, as opposed to 2018, when they in fact were completed. Additionally, the Company erroneously did not report its share in the sole net well of Equion for the year ended December 30, 2017. Those wells have been reclassified in the tables below with a corresponding footnote. The Company advises the Staff that it will revise its future filings to provide information related to productive and dry wells as set forth below.

Table 10 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia(1)

	2019		2018	2017
COLOMBIA	Productive wells	Dry wells	Productive wells	Dry wells	Productive wells	Dry wells
Central Region
Gross development wells owned and operated by Ecopetrol	84	1	12	-	-	-
Orinoqula Region
Gross development wells owned and operated by Ecopetrol	87	2	77	-	56	-
Southern Region
Gross development wells owned and operated by Ecopetrol	2	-	19	-	-	-
Eastern Region
Gross development wells owned and operated by Ecopetrol	122	-	114	4	141	2
Total gross development wells owned and operated in Colombia	295	3	222	4	197	2
Associated Operations
Gross development wells in joint ventures(2)	268	5	311	4	260	3
Net development wells(2) (3)	137	2.6	148.7	1.8	92.6	0
Total gross development wells in joint ventures Ecopetrol S.A. in Colombia	268	5	311	4	260	3
Total net development wells in joint ventures Ecopetrol S.A. in Colombia(3)	137	2.6	148.7	1.8	92.6	0
Total gross development wells Ecopetrol S.A. in Colombia	563	8	533	8	457	5
Total net development wells Ecopetrol S.A. in Colombia(3)	432	5.6	370.7	5.8	289.6	2

_______________________________

(1)	Includes only wells that were drilled and completed.
(2)	As explained above, the Company reported 13 wells as productive in 2017 that had not yet been completed. Those wells have been reclassified into the 2018 column. This affects gross and net development wells in both years.
(3)	Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 7

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells(1)

	2019		2018	2017
	Productive wells	Dry wells	Productive wells(2)	Productive wells(2)
Hocol
Gross development wells owned and operated by Hocol	21	2	12	17
Gross development wells in joint ventures	2	-	2	-
Net development wells(3)	22	2	13	17
Equion
Gross development wells owned and operated by Equion	-	-	-	-
Gross development wells in joint ventures	-	-	-	1
Net development wells(3) (4)	-	-	-	0.5
Total gross development wells owned and operated in Colombia	21	2	12	17
Total gross development wells in joint ventures in Colombia	2	-	2	1
Total net development wells (Subsidiaries in Colombia)(3)	22	2	13	17.5

 _______________________________

(1)	Includes only wells that were drilled and completed.
(2)	There were no dry wells in our Colombian subsidiaries’ operations for the years ended December 31, 2018 and December 31, 2017.
(3)	Net wells correspond to the sum of wells owned and operated by our subsidiaries and their ownership percentage of wells owned in joint ventures with their partners.
(4)	As explained above, the Company incorrectly did not report its share in the sole net well of Equion for the year ended December 30, 2017.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells(1)(2)

	2019	2018	2017
	Productive wells(5)	Productive wells(5)	Productive wells(5)
PERU
Savia Peru
Gross development wells	-	-	-
Net development wells(3)	-	-	-
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross development wells	2	1	2
Net development wells(3)	0.5	0.3	0.4
Rodeo Midland Basin LLC(4)
Gross development wells	6	-	-
Net development wells(3)	2	-	-
Total gross wells (International)	8	1	2
Total net wells (International(3))	2.5	0.3	0.4

_______________________________

(1)	Includes only wells that were drilled and completed.
(2)	Information in the table above reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(3)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
(4)	In 2019, Ecopetrol S.A. through its wholly-owned subsidiary Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC.
(5)	There were no dry wells in our international subsidiaries’ operations for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 8

7.	Expand your disclosure to address your present activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31, 2019. Refer to Item 1206 of Regulation S-K.

Response:

In response to the Staff’s comment, the tables below provide disclosure by geographical area on the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31, 2019. The Company advises the Staff that it will revise its future filing to provide the disclosure below.

Ecopetrol S.A.’s Gross and Net In Process Wells

	2019
COLOMBIA	Drilled but not completed	Mobilization	Being drilled	Being completed
Central Region
Gross in process wells owned and operated by Ecopetrol	11	2	1	1
Orinoqula Region
Gross in process wells owned and operated by Ecopetrol	15	1	4	3
Southern Region
Gross in process wells owned and operated by Ecopetrol	1	1	1	-
Eastern Region
Gross in process wells owned and operated by Ecopetrol	-	-	2	1
Total gross in process wells owned and operated in Colombia	27	4	8	5
Associated Operations
Gross in process wells in joint ventures	10	-	6	2
Net in process wells(1)	7.05	-	2.9	0.8
Total gross in process wells in joint ventures Ecopetrol S.A. in Colombia	10	0	6	2
Total net in process wells in joint ventures Ecopetrol S.A. in Colombia(1)	7.05	0	2.9	0.8
Total gross in process wells Ecopetrol S.A. in Colombia	37	4	14	7
Total net in process wells Ecopetrol S.A. in Colombia(1)	34.05	4	10.9	5.8

______________________________

(1)	Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 9

Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net In Process Wells

	2019
	Drilled but not completed	Mobilization	Being drilled	Being completed
Hocol
Gross in process wells owned and operated by Hocol	-	-	3	-
Gross in process wells in joint ventures	-	-	-	-
Net in process wells(1)	-	-	3	-
Equion
Gross in process wells owned and operated by Equion(2)	-	-	-	-
Gross in process wells in joint ventures	-	-	-	-
Net in process wells(1)	-	-	-	-
Total gross in process wells owned and operated in Colombia	0	0	3	0
Total gross in process wells in joint ventures in Colombia	0	0	0	0
Total net in process wells (Subsidiaries in Colombia)(1)	0	0	3	0

  ______________________________

(1)	Net wells correspond to the sum of wells owned and operated by our subsidiaries and their ownership percentage of wells owned in joint ventures with their partners.
(2)	Even though for the last three years Equion has operated every well, Equion has not owned any well 100%; rather Equion has drilled wells in joint venture with Ecopetrol. Therefore, after a careful review of the categories, all Equion data was moved from gross wells owned and operated by Equion to gross wells in joint ventures. However, the number of wells remains the same.

Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net In Process Wells

	2019
	Drilled but not completed	Mobilization	Being drilled	Being completed
PERU Savia Peru
Gross in process wells	-	-	-	-
Net in process wells(1)	-	-	-	-
UNITED STATES OF AMERICA Ecopetrol America LLC			-	-
Gross in process wells	-	-	-	-
Net in process wells(1)	-	-	-	-
Rodeo Midland Basin LLC(2)
Gross in process wells	6	-	6	-
Net in process wells(1)	2.94	-	2.94	-
Total gross in process wells (International)	6	0	6	0
Total net in process wells (International)(1)	2.94	0	2.94	0

______________________________

(1)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
(2)	In 2019, Ecopetrol S.A. through its wholly-owned subsidiary Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC.

Production Acreage, page 21

8.	Expand the disclosure on pages 21, 23 and 26, to provide the expiration dates of material concentrations of your undeveloped acreage by geographic area as of December 31, 2019. Refer to Item 1208(b) of Regulation S-K.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 10

Response:

In response to the Staff’s comment, the Company would like to highlight that the hydrocarbons exploration and exploitation rights owned by the Company are based in the following legal instruments:

•	Decree Law 1760/2003. In accordance with Decree Law 1760/2003, the Company has the right to explore and to exploit the areas granted in such regulation until the economic limit of the fields located in such areas. In such cases, the Company has to execute an agreement with the National Hydrocarbons Agency (the “ANH”) to formalize the terms and conditions of the development of exploration and production activities, in which the right to explore and exploit hydrocarbons until the economic limit of the fields are recognized.

Association Contracts. In accordance with Decree Law 2310/1974, the Company was the only company allowed to develop hydrocarbons exploration and exploitation in Colombia, directly or through association contracts, among others, until the issuance of Decree Law 1760/2003. Under such regime, on the termination date of each association contract, the Company had the right to receive all the area, fields and assets associated to such association contract (right of reversion). Once reverted, under the terms of Decree 1760/2003, the Company has the right to maintain the exploration and exploitation rights until the economic limit of the fields.

•	As of 2003, the Company may acquire hydrocarbons exploration and exploitation rights through the execution of E&P Contracts with the ANH, which include termination dates as set forth therein.

Below please find a table providing the expiration dates of material concentrations of the Company’s undeveloped acreage by geographic area as of December 31, 2019.

Undeveloped Production Acreage as of December 31, 2019 by Expiration Year

					Expiration year (acres)
	2020		2021		2022		2023		2024 and beyond
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
COLOMBIA
Ecopetrol S.A.	-	-	-	-	-	-	-	-	551,999	321,721
Hocol	-	-	-	-	-	-	-	-	-	-
Equion (1)	-	-	-	-	-	-	-	-	-	-
Total Colombia	-	-	-	-	-	-	-	-	551,999	321,721
PERU
Savia Peru	-	-	-	-	-	-	57,671	28,836	-	-
Total Peru	-	-	-	-	-	-	57,671	28,836	-	-
UNITED STATES OF AMERICA (2)
Ecopetrol America LLC	-	-	-	-	-	-	-	-	-	-
Rodeo Midland Basin LLC	-	-	-	-	-	-	-	-	-	-
Total United States of America	-	-	-	-	-	-	-	-	-	-

______________________________

(1)	Equion does not have any fields directly as they have all reverted directly to Ecopetrol S.A.
(2)	The Company’s subsidiaries in the United States of America do not have any material concentrations of undeveloped acreage.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 11

The Company advises the Staff that it will revise its future filings to present the expiration dates of material concentrations of the Company’s undeveloped acreage by geographic area.

Production Activities Outside Colombia, page 24

9.	Expand your disclosure of production by final product sold relating to subsidiaries outside of Colombia to indicate the geographic area, e.g. country or countries, in which the production occurs. Refer to Items 1204(a) and 1201(d) of Regulation S-K.

Response:

In response to the Staff’s comment, the following table has been revised to indicate the countries in which production occurs in subsidiaries outside of Colombia. The Company advises the Staff that it will revise its future filings to indicate the countries in which production occurs in subsidiaries outside of Colombia.

Table 18 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2019	2018	2017
	(thousand bpd)
PERU
Savia Perú	3.5	3.9	3.9(1)
UNITED STATES OF AMERICA
Ecopetrol America LLC	11.4	10.2	9.2
Rodeo Midland Basin LLC(2)	0.1	N.A.	N.A.
Total average daily crude oil production (International)	15.0	14.1	13.1

______________________

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.
(2)	In 2019, Ecopetrol S.A., through its wholly-owned subsidiary Ecopetrol Permian LLC, acquired 49% of Rodeo Midland Basin LLC.

Reserves

Changes in Proved Reserves

Revisions of Previous Estimates, page 32

10.	Your explanation of the changes in total proved reserves related to revisions of previous estimates appears to include changes from two or more unrelated factors as well as both positive and negative changes summed into a single quantity without further explanation. For example, the revisions identified for 2019 include an increase of 36 million boe in reserves due to 1) a review of the type curves for new development activities according to new well results in the Caño Sur field, and 2) additional gas processing plant capacity to extract NGL in the Cupiagua field.

You also disclose that the remaining 17% (or 14 million boe) increase in reserves, was due to varying 1) increases and 2) decreases from other fields.

Revise your disclosure under this heading or in Note 34 to your financial statements to address the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors underlying a significant change, so that changes related to revisions of previous estimates are fully explained.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 12

In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

This comment applies to your disclosure of changes related to revisions of previous estimates for each period shown. Refer to FASB ASC 932-235-50-5.

Response:

In response to the Staff’s comment, according to FASB ASC 932-235-50-5 revisions of previous estimates are related to changes in proved reserves that result from either of the following:

•	revisions that represent changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors; or

•	revisions can include upward or downward changes to previous proved reserves estimates for existing fields due to the evaluation of technical variables or operating performance data. In addition, oil price changes affect proved reserves, e.g. lower prices decrease the economically recoverable reserves, since it reduces economic limit of the properties.

In 2017, the Company’s revisions increased reserves by 175 million boe, mainly as a result of:

1.	An increase of 49 million boe due to the continuous development of the Castilla, Chichimene, Rubiales, Caño Sur and Akacias fields, of which 32 million boe was due to the new development projects in the Caño Sur and Akacias fields, and 17 million boe was due to development activities and improved reservoir performance in the Chichimene, Castilla and Rubiales fields.

2.	An increase of 23 million boe due to improved natural gas sales in the Cupiagua and Pauto fields, which in turn was due to better performance and improved output of such fields. Additionally, new gas and NGL projects in the Cupiagua Sur field led to a 27 million boe increase in reserves. Furthermore, revisions in the Nutria, Llanito, Tibú, Casabe and Cohembi fields as a result of drilling activities and better production performance accounted for a 23 million boe increase in reserves.

3.	The remaining 30%, or 52 million boe, increase in reserves was due to varying increases and decreases from other fields.

In summary, during 2017, the Company’s increase of 175 million boe of proved reserves was due to progress in development activities, production start-ups and project revisions in the fields that are detailed in the description of revisions.

In 2018, the Company’s revisions increased reserves by 120 million boe, mainly as a result of:

1.	An increase of 87 million boe due to the continuous development of the Rubiales, Chichimene and Quifa fields, of which 68 million boe was due to improved reservoir performance in the Rubiales field.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 13

2.	An increase 14 million boe increase in reserves due to development activities in the Bonanza and Ocelote fields.

3.	The remaining 16%, or 19.8 million boe, increase in reserves was due to varying increases and decreases from other fields.

In summary, during 2018, the Company’s increase of 120 million boe of proved reserves was due to development activities and good well performance mainly in the fields that are detailed in the description of revisions.

In 2019, the Company’s revisions increased reserves by 83 million boe, mainly as a result of:

1.	An increase of 33 million boe due to improved reservoir performance in the Rubiales field and continuous development with drilling activities.

2.	An increase of 36 million boe in reserves due to the review of the type curve of new development activities according to updated new wells results in the Caño Sur Field and additional gas processing plant capacity to extract NGL in the Cupiagua Field.

3.	The remaining 17%, or 14 million boe, increase in reserves was due to better production performance mainly in the Akacias, Caño Limón and Chichimene fields.

Nonetheless, due to the decrease in oil price compared to the Brent reference price used in the reserve estimation process at $63 per barrel in 2019 (as compared to $72 per barrel in 2018), the Company removed volumes of total proved reserves in the amount of 19 million boe, which have become uneconomical. This impact was partially offset by improved reservoir performance and new projects in several fields.

The Company advises the Staff that it will revise future filings to provide a similar, more complete explanation in relation to changes in total proved reserves related to revisions of previous estimates consistent with the above.

Extensions and Discoveries, page 33

11.	The changes disclosed on page 31 in proved reserves attributed to extensions and discoveries appear to be significantly greater than the corresponding change in the proved undeveloped reserves disclosed on page 35, exceeding such quantities by approximately 49%, 30% and 43%, for the periods ending December 31, 2019, 2018 and 2017, respectively. Expand your discussion of the changes in total proved reserves attributed to extensions and discoveries under this heading or in Note 34 to your financial statements to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response:

In response to the Staff’s comment, according to FASB ASC 932-235-50-5, extensions and discoveries are related to changes in proved reserves that result from either of the following:

•	extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery; or

~~•~~	discovery of new field with proved reserves or of new reservoirs of proved reserves in old fields.

The following table presents the change in the Company’s proved reserves attributed to extensions and discoveries in millions of boe.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 14

	For the year ended December 31,
	2019	2018	2017
	(million barrels oil equivalent)
Extensions and discoveries
Total Proved (1P) Change	67	57.4	44
Undeveloped Reserves Change	34	39.9	25
Difference PUD(1) vs 1P: PD(2)	33	17.5	19
% of Difference	49%	30%	43%

______________________________

(1)	PUD refers to undeveloped proved reserves.
(2)	PD refers to developed proved reserves.

The difference between the change of developed proved reserves and undeveloped proved reserves is related with developed proved reserves from new wells drilling that extend the proved acreage but are producing in the period of evaluation.

The Company’s extensions and discoveries during 2017 amounted to 44 million boe primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales, Castilla, Pauto, Cajúa and Arrayan fields (accounting for 39 million boe). The remaining 5 million boe corresponded to smaller changes in several other fields.

The Company’s extensions and discoveries during 2018 amounted to 57 million boe primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales, Castilla, Cupiagua, Pauto and Caño Sur fields (accounting for 45 million boe) and newly discovered fields and reservoirs (accounting for 12 million boe). The remaining 9 million boe corresponded to smaller changes in several other fields.

The Company’s extensions and discoveries during 2019 amounted to 67 million boe primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales, Quifa, Suria, Tisquirama, Cupiagua Sur, Castilla and Garzas fields (accounting for 55 million boe). The remaining 12 million boe corresponded to smaller changes in 26 fields with variations between 0.01 to 2.1 million boe.

The Company advises the Staff that it will revise its future filings to provide a similar, more complete explanation for its extensions and discoveries consistent with the above.

Changes in Undeveloped Proved Reserves, page 35

12.	Expand your disclosure to include the reasons for the material changes in your proved undeveloped reserves during fiscal 2019. You should address the overall change for each line item in the reconciliation presented on page 35 by separately identifying and quantifying each factor, including offsetting factors, so that the changes in net proved undeveloped reserves are fully explained.

In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 15

Response:

In response to the Staff’s comment, the Company notes that as of December 31, 2019, its total proved undeveloped oil and gas reserves amounted to 529 million boe, of which 46% is attributable to development activities in the Rubiales, Castilla, Caño Sur, Chichimene, Teca, Akacias and Pauto fields, 31% to development of unconventional reservoirs of the Permian Basin in Texas and the remaining 23% is attributable to activities at several other fields.

As included in the Form 20-F, the table below reflects the main changes in undeveloped proved reserves as of December 31, 2019, 2018 and 2017, respectively.

Table 32 – Changes in Undeveloped Proved Reserves

	For the year ended December 31,
	2019	2018	2017
	(million barrels oil equivalent)
Consolidated Companies
Revisions of previous estimates	43	28.4	9
Improved recovery	40	67.1	36
Extensions and discoveries	34	39.9	25
Purchases	163	0	0
Undeveloped Proved converted to Developed Proved	(89)	(83.7)	(53)
Net change in undeveloped proved reserves	190	51.7	17

_____________________________
The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Below please find a summary of the primary changes in each of the line items noted on the table above for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

•	Revisions: The increase of 43 million boe in the Company’s undeveloped proved reserves related to revisions was primarily due to (i) an increase of 49 million boe related to new incremental activities, such as workovers and new drilling activity, mainly in the Castilla, Rubiales and Chichimene fields and (ii) an increase of 19 million boe related to better production. This was partially offset by the effect of the decrease in oil price compared to the Brent reference price used in the Company’s reserve estimation process of $63 per barrel in 2019 (as compared to $72 per barrel in 2018), which led to revisions decreasing the Company’s undeveloped proved reserves by 25 million boe as a result of the removal of uneconomic undeveloped proved locations and a change in technical parameters in 22 fields.

•	Improved Recovery: The increase of 40 million boe in the Company’s undeveloped proved reserves related to improved recovery was associated with new proved areas under waterflooding in the Chichimene and Akacias fields.

•	Extensions and Discoveries: Extensions and discoveries during 2019 led to an increase of 34 million boe in the Company’s undeveloped proved reserves primarily due to extensions of proved acreage, which in turn were mainly from drilling activities in new proved areas in the Rubiales, Quifa, Tisquirama, and Garzas fields.

•	Purchases: The 163 million boe increase in the Company undeveloped proved reserves related to purchases was due to the fact that in 2019, the Company, through its wholly owned subsidiary, Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC, a company whose economic activity will be directed towards the execution of a joint development plan under the joint venture between the Company and Occidental Petroleum Corp, announced on July 31, 2019, which represented 163 million boe in proved undeveloped. Through this joint venture, the Company and Occidental Petroleum Corp will pursue development of unconventional reservoirs in approximately 97,000 acres of the Permian Basin in Texas.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 16

•	Undeveloped Proved converted to Developed Proved: Of the total amount of undeveloped proved reserves that the Company had at the end of 2018 (338 million boe), the Company converted approximately 89 million boe, or 26%, to developed proved reserves during 2019. Approximately 75% of the total conversion was primarily associated with development projects in the Castilla, Rubiales Chichimene and Yarigui fields (67 million boe), while the remaining 25% was associated with development execution in other fields such as the Suria, Casabe, Quifa, Caño Sur and Ocelote fields, among others.

The Company advises the Staff that it will revise its future filings to include the reasons for the material changes in proved undeveloped reserves as set forth above.

Reserves Process, page 35

13.	Expand the discussion of the internal controls used by the Company in its reserves estimation effort to provide the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing, i.e., Ecopetrol’s Corporate Reserve Manger. Refer to Item 1202(a)(7) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company supplements the disclosure on page 35 in the Form 20-F as follows:

“Reserves Process

Ecopetrol’s reserves process is coordinated by, Fidel Antonio Delgado Loría the Corporate Resources and Reserves Manager. Mr. Delgado Loría is s a Petroleum Engineer with over 19 years of experience in the upstream sector of production business in Ecopetrol and other companies in the industry in Colombia and Venezuela. He received his engineering degree from Universidad Central de Venezuela. He reports to the Upstream Chief Financial Officer. In addition, the Ecopetrol reserves group is comprised of reserves coordinators who are geologists and petroleum engineers, each with more than fifteen years of experience in reservoir characterization, field development, estimation and reporting of reserves by SEC Guidelines and whose support and interact with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, the reserves are estimated and certified by recognized external independent engineers this year consisting of Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited, Netherland, Sewell & Associates, Inc, and DeGolyer and MacNaughton in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the reserves values obtained from the external engineers, even if they are lower than our expected reserves…”

14.	The disclosures in Exhibits 99.2 and 99.5 do not provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for overseeing the preparation of the firm’s estimates of proved reserves. Please obtain and file a revised reserves report, or expand your disclosure in the Form 20-F to provide this information. Refer to Item 1202(a)(7) of Regulation S-K.

Ms. Sandra Wall and Mr. Karl Hiller

United States Securities and Exchange Commission, p. 17

Response:

In response to the Staff’s comment, the Company notes that the technical qualifications for Sproule International Limited and Netherland Sewell & Associates Inc. were not included in Exhibits 99.2 and 99.5 respectively. Those qualifications have been included as Annex A and B herein. These engineers only audited 2% of the Company’s fields for the year ended December 31, 2019. The qualifications of the remaining independent petroleum engineering firms were included in the Form 20-F.

The Company advises the Staff that it will revise its future filings to make sure to include all the relevant qualifications in the independent petroleum engineering firm reserves reports contained as exhibits therein.

Notes to the Consolidated Financial Statements

Note 34 Supplemental Information on Oil and Gas Producing Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Quantities and Changes Therein, page F-112

15.	Expand your disclosure to confirm that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period. If any such costs have been omitted, please explain to us your rationale. Refer to FASB ASC 932-235-50-36.

Response:

In response to the Staff’s comment, the Company confirms that all estimated future costs to settle its asset retirement obligations have been included in its calculation of the standardized measure for each period. The Company will revise the disclosure in the financial statements included in future filings by including footnote (1) below:

	2019	2018	2017
Future cash inflows	279,722,107	275,046,421	182,114,282
Future costs
Production(1)	(93,589,960)	(90,176,326)	(70,159,534)
Development	(32,734,702)	(21,945,453)	(14,860,992)
Income taxes	(37,077,231)	(41,102,015)	(23,660,328)
Future net cash flow	116,320,214	121,822,627	73,433,428
10% discount factor	(36,934,889)	(35,518,187)	(22,216,583)
Standardized measure of discounted net cash flows	79,385,325	86,304,440	51,216,845

______________________________

(1)	Production future costs includes the estimated costs related to assets retirement obligation in the amount of $10,665,315; $10,164,941 and $6,419,709 as of December 31, 2019, 2018 and 2017, respectively.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 57-1-2344000 ext. 44413 or jaime.caballero@ecopetrol.com.co, of the Corporate Finance Vice- presidency of the Company, at 011-57-1234-3542 or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009 or astolper@sherman.com and Grissel Mercado at (212) 848-8081 or grissel.mercado@shearman.com.

Very truly yours,

/s/ Jaime Caballero
Jaime Caballero

Chief Financial Officer

CC: Lina Maria Contreras – Investor Relations – Ecopetrol S.A